UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, March 4, 2011

To:

BUENOS AIRES STOCK EXCHANGE

ARGENTINE SECURITIES COMISSION

Your Offices

Ref.: Relevant Event. Pampa Energía announces asset acquisition by Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR), and the Company

Dear Sirs,

I hereby address the Argentine Securities Commission and the Buenos Aires Stock Exchange in my capacity as Responsible of Market Relations for Pampa Energía S.A. (“Pampa” or the “Company”) to inform that today Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) accepted an offer for no consideration from Pampa to designate Edenor as the buyer under certain agreements entered into by Pampa with a group of subsidiaries of AEI (the “Sellers”) – agreements that were informed at the appropriate time through a relevant event notice on January 19, 2011 – pursuant to which Edenor, a subsidiary of Pampa, would directly acquire: 99.99% of the equity and votes of AESEBA S.A. (“AESEBA”), the holding company of 90% of the equity and votes of Empresa Distribuidora de Energía Norte S.A., an electricity distributor with a concession area in the north and center of the province of Buenos Aires; and 77.2% of the equity and votes of Empresa Distribuidora Eléctrica Regional S.A. (“EMDERSA”).  EMDERSA is the controlling company of Empresa Distribuidora San Luis S.A., Empresa Distribuidora de Electricidad de la Rioja S.A., and Empresa Distribuidora de Electricidad de Salta S.A. , among others.  As a consequence of the aforementioned, Edenor acquired the right to purchase the shareholdings referred to previously for a total price of US$ 139,998,283 of which US$ 49,998,283 corresponds to the acquisition of the shares of AESEBA and US$ 90,000,000 to the acquisition of the shares of EMDERSA.  Within the referred offer the Company and Edenor also agreed that the Company would directly acquire 0.01% of the shares of AESEBA – for an amount of US$ 1,717 – and, additionally, that in the event that within 3 years following the date of acquisition of the shares of EMDERSA and the shares of AESEBA Edenor would partially or completely sell any  of said shares, Pampa will have the right to receive from Edenor a payment equivalent to 50% of the value received by Edenor in excess of what it paid to the Sellers for the shares of EMDERSA and/or the shares of AESEBA that it may be selling.  The acquisition of said shareholdings by the Company and Edenor has been executed today.  Edenor’s Audit Committee has opined that the transaction was done at normal and usual market terms.

Lastly, we inform that the obligation to conduct a public tender offer due to change of control of EMDERSA pursuant to the terms of Decree 677/01 and the Norms of the Argentine Securities Commission has been assumed by Edenor, company that will carry it out in the way, form and timing that is finally determined, in accordance with the consultation that Pampa posed to the Argentine Securities Commission, due to the pending execution of a similar public tender offer by AEIU as a result of a pre-existing change of control at EMDERSA, in which the Argentine Securities Commission has requested further clarifications from the Company today, and which terms have been informed to Edenor.

Kind regards,

Romina Benvenuti

Responsible of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 04, 2011

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.